EXHIBIT 8.1
List of Subsidiaries of Trina Solar Limited (the “Registrant”)
Wholly-Owned Subsidiaries
1.	Top Energy International Limited, a Hong Kong company

2.	Changzhou Trina Solar Energy Co., Ltd., a PRC company

3.	Trina Solar Korea Limited, a South Korean company